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                              April 22, 2024

       Christopher Werner
       Chief Executive Officer
       C3 Bullion, Inc.
       875 N. Michigan Avenue, Suite 3100
       Chicago, IL 60611

                                                        Re: C3 Bullion, Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed March 26,
2024
                                                            File No. 024-12367

       Dear Christopher Werner:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

       Amendment No. 4 to Form 1-A filed March 26, 2024

       Cover Page

   1. We note your response to prior comment 1 and reissue in part. Specifically, we note that your revised disclosure
now reflects that you intend to apply to have the Shares listed for trading on the LATINEX
or the OTCQB. However, despite deleting certain disclosure, it appears that there
continues to be uncertainty around your ability to meet such listing standards. Please
further revise your disclosure and advise investors of the lack of liquidity associated
with any Shares purchased in this offering and the uncertainty associated with any
future liquidity, given the various listing requirements you will need to satisfy, such as the
preparation of audited financial statements. Consistently revise your accompanying risk
factor beginning with "There has been only a limited public market for our Shares...." on page
27.
   2. We note your revision to the email address of your founder, Christopher Werner, which is now reflected here and
elsewhere as "cwerner@C3Bllion.com." However, elsewhere your
 Christopher Werner
C3 Bullion, Inc.
April 22, 2024
Page 2
         disclosure continues to reflect Mr. Werner's address as "cwerner@C3Bullion.com."
         Additionally, other applicable email addresses continue to contain "@C3Bullion.com."
         Please revise as applicable to provide the correct email address throughout your offering circular.
Frequently Asked Questions, page 3

3. We note your response to prior comment 2 and reissue in part. With an eye towards clarity and consistency, revise your disclosure to explain any redemption, distribution or dividend feature of the Shares your are offering. In this regard, please revise your disclosure to your questions titled "What kind of distributions may I expect? and "When will I get my money back?" to expand your discussion and explain the mechanics of these features and clarify the source of funds for distributions and repayment to holders of Shares. Further, please revise to address any references to "distribution to Partners" as these references seem inappropriate given the conversion of the issuer from a partnership to a corporation.
Offering Circular Summary, page 8

4. We note your response to prior comment 3 and reissue in part. Please revise your disclosure to make clear the dollar amount of shares placed in the Reg. S offering as of the date of this offering circular. In this regard, we note that you state in the Offering Circular
         Summary on page 8 that $500,000 of Shares in the Reg. S Offering have been placed. However, under the section titled "Plan of Operation" on page 43, you state that you have placed approximately $875,000 Shares in the Reg. S Offering. Please reconcile.
         Also, revise to disclose the dollar amount sold in your Reg. D offering; in this regard, your
         Amended Form D filed on January 12, 2024 indicates that you have sold $725,000 of
         Shares.
C. C3's Project Sourcing Artificial Intelligence (AI) Tool, page 37

5. We note your revisions to page 37 including deleting the reference to working in collaboration with an entity called InferenceFrame to develop a proprietary AI software solution. Please revise your offering circular to make clear whether you are designing and developing this AI tool alone or whether you continue to collaborate with any third parties. In this regard, we note that you business is as a precious mining management consulting firm.
F. Mine+ Group, page 38
FirstName LastNameChristopher Werner
6.     Elaborate upon the terms of the engagement you have entered into with
Mine+
Comapany   NameC3
       Group.         Bullion,
               File any        Inc.
                        material agreement that reflects these terms as an exhibit, consistent with
       Item
April 22,   17.6
          2024    of Form
               Page   2    1-A.
FirstName LastName
 Christopher Werner
FirstName
C3 Bullion,LastNameChristopher   Werner
             Inc.
Comapany
April       NameC3 Bullion, Inc.
       22, 2024
April 322, 2024 Page 3
Page
FirstName LastName
General

7. We note your response to prior comment 5 and reissue. While your amendment here is reflected as "Amendment No. 3," as indicated in our prior comment, your current amendment filed March 26, 2024 would be Amendment No. 4. Please mark you next amendment accurately as "Amendment No. 5."
       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      James R. Simmons